

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 29, 2010

Mr. Matthew C. Wolsfeld
Chief Financial Officer, Northern Technologies International Corporation
4201 Woodland Rd.
Circle Pines, MN 55014

Re: **Northern Technologies International Corporation**
Form 10-K for the year ended August 31, 2009
File No. 1-11038

Dear Mr. Wolsfeld:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these fiilings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant